Exhibit 99.1

May 13, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  APPOINTS  NEW  DIRECTOR

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today announced the appointment of Mr. Jeffrey R. Mason to its Board of Directors.

Mr. Mason is a Chartered Accountant (CA) and has an Institute of Corporate Directors (ICD.D) designation. He has 25 years of public company experience in mineral exploration, development, construction and operations in precious and base metals and other minerals in the Americas, Asia and Africa. He was previously awarded the BC Ernst and Young Entrepreneur of the Year Award (Natural Resources Category).

Mr. Mason has extensive experience in corporate governance, financial and regulatory reporting, mergers and acquisitions, and corporate finance, including 15 years as a Principal and Chief Financial Officer of Hunter Dickinson Inc. In addition, he has served in roles as Chief Financial Officer, Corporate Secretary and Director for 15 public companies listed on the TSX, TSXV, NYSE MKT and NASDAQ. Mr. Mason began his career with Deloitte LLP as a Chartered Accountant, followed by 6 years at Homestake Mining Company in mineral exploration, construction and operations reporting.

“I am pleased to welcome Mr. Mason to our Board”, stated Mr. Bob Garnett, Chairman of Great Panther. “His extensive background and understanding of the many facets of the mining industry will contribute meaningfully to the long-term growth plans for Great Panther.”

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange under the symbol GPR, and on the NYSE MKT under the symbol GPL. The Company operates two wholly owned mines in Mexico: Topia and Guanajuato. Great Panther is in the process of developing its San Ignacio Project with a view to production in the first half of 2014, and has two exploration projects, El Horcon and Santa Rosa. The Company is also pursuing additional mining opportunities within the Americas, with the goal of adding to its portfolio of mineral properties.

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For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766